                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F    X                      Form 40-F
                         -------                             -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                 No    X
                   -------                            -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: January 15, 2004           By /s/ Lora Ho
                                    -------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

ESOP Granted to Management Team and to Top 10 Employees with an Individual Grant Value over NT$30,000,000 in 2003

------------------------------------------------------------------------------------------------------------------------------------
                                       Accumulated       Number of
                                       Number of         Options          Grant Price   Beginning of     End of          Shares
Title                Name              Options Granted   Granted in 2003  Per Shares    Vesting Period   Vesting Period  Exercised
------------------------------------------------------------------------------------------------------------------------------------
Chairman &
Chief Executive
Officer              Morris Chang              615,000           615,000     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
President &
Chief Operating
Officer              Rick Tsai                 615,000           615,000     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
Senior Vice
President            Kenneth Kin               298,476           298,476     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
Vice President       C.C. Wei                  206,019           206,019     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
Vice President       Mark Liu                  615,000           615,000     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
Vice President &
General Counsel      Richard Thurston           65,262            65,262     NT$38.20       03/07/2005       03/06/2013          0
------------------------------------------------------------------------------------------------------------------------------------
Other Employees                              3,421,829         1,854,728     NT$53.80       06/06/2005       06/05/2013          0
------------------------------------------------------------------------------------------------------------------------------------